SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

CHC HELICOPTER CORPORATION
(Translation of Registrant's Name Into English)

Hangar #1, St. John's Airport
P.O. Box 5188
St. John's, Newfoundland
Canada A1C 5V5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No__x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHC HELICOPTER CORPORATION

By: ______________________

JO MARK ZUREL
Senior Vice President and
Chief Financial Officer

Date: September 4, 2002

SUMMARY OF INFORMATION INCLUDED IN THIS REPORT

Attached is the Quarterly Report of CHC Helicopter Corporation for the first quarter ended July 31, 2002.

CHC

CHC HELICOPTER CORPORATION QUARTERLY REPORT

1ST QUARTER FISCAL 2003

CHC Helicopter Corporation

T 709.570.0700

F 709.570.0748

www.chc.ca

Financial Highlights
(in millions of Canadian dollars except per share amounts)

	Three Months Ended	
	July 31, 2002	July 31, 2001
Revenue	**$176.0**	$146.4
EBITDA	**33.5**	27.9
Net earnings from operations (see Note)	**16.8**	11.1
Cash flow from operating activities	**25.1**	(6.9)
Per share information		
Net earnings from operations: (see Note)		
Basic	**$0.81**	$0.68
Diluted	**$0.74**	$0.62

Note: See definition of net earnings from operations under Non-GAAP Earnings Measures in Management's Discussion and Analysis

Highlights

- Net earnings from operations for the quarter ended July 31, 2002 were $16.8 million ($0.74 per share), a 51% increase over last year.
- This is the 11th consecutive quarter of record year-over-year earnings growth.
- Revenue for the quarter increased by $29.6 million (20%) over last year.
- In May 2002, the Company redeemed €50.8 million ($71.9 million) or 35% of its 11.75% senior subordinated notes with proceeds from its April 25, 2002 equity offering.

CHC

Investor Conference Call

The quarterly investor conference call will take place at 10:30 a.m. (Eastern Standard Time) on Friday, August 30, 2002. To listen to the conference call, interested parties should dial 1-888-881-4892 (1-416-640-4127 International) and request CHC Helicopter Corporation. A replay service will be available immediately following the conference call until midnight Wednesday, September 4, 2002, and is accessible at 1-416-640-1917 with reservation number #205856. The conference call will also be Webcast through Canada NewsWire at:

http://www.newswire.ca/webcast/pages/CHCHelicopter20020830/

CHC Helicopter Corporation through its subsidiaries and investments is a leading provider of helicopter transportation services to the oil and gas industry, with a combined fleet of 308 light, medium and heavy aircraft operating in 23 countries, with approximately 2,500 employees worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President
& Chief Financial Officer
709-570-0567

Derrick Sturge
Vice-President, Finance
709-570-0713

Chris Flanagan
Director of Communications
709-570-0749

If you wish to be removed or included on the Company's distribution list, please contact June Anderson at 709-570-0710 or at janderson@stjohns.chc.ca.

This press release and management's discussion and analysis may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Three months ended July 31, 2002

Overview

Strong activity in the Company's oil and gas markets and reduced financing costs contributed to record revenue, earnings, and cash flow performance during the quarter ended July 31, 2002.

Net earnings from operations during the quarter were $16.8 million ($0.74 diluted earnings per share) on revenue of $176.0 million, compared to net earnings from operations of $11.1 million ($0.62 diluted earnings per share) on revenue of $146.4 million in the same quarter last year. Total net earnings from operations improved quarter over quarter despite losses recorded in the current quarter of $1.0 million by the Company's wholly owned composites manufacturing company ("Composites") in Gander, Newfoundland, and an increased expense of $3.0 million related to the Company's pool of stock appreciation rights and performance units ("SARs"). The current quarter net earnings of $8.9 million also includes realized after-tax debt settlement costs of $7.9 million on the redemption of 35% of the Company's 11.75% senior subordinated notes in May 2002. Revenue increased by $29.6 million (20%) in the first quarter compared to last year.

<u>Non-GAAP Earnings Measures</u>

The Company uses certain earnings measures that do not have standard definitions prescribed by generally accepted accounting principles. The Company has included these measures because it believes they are used by certain investors as measures of the Company's financial performance. These measures as used by CHC are defined as follows:

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization.

Net earnings from operations are defined as net earnings adjusted for non-recurring items including gains (losses) on the sale of operations and debt settlement costs, net of applicable income tax.

The Company uses **Revenue and EBITDA** from continuing operations to provide a meaningful comparison of quarterly financial performance of continuing operations. The financial results of non-core operations that were disposed of in fiscal 2001 are excluded from these figures.

Reconciliation of Non-GAAP Earnings Measures to GAAP Net Earnings
(in thousands of Canadian Dollars)

	Three Months Ended	
	July 31, 2002 (Unaudited)	(Restated)* July 31, 2001 (Unaudited)
Earnings from operations before taxes and debt settlement costs (from statement of earnings)	**$22,323**	$13,203
Applicable income taxes on operations	**(5,514)**	(2,098)
Net earnings from operations	**16,809**	11,105
After-tax debt-settlement costs	**(7,916)**	—
Net earnings	**$ 8,893**	$11,105

** See Note 2 to the Consolidated Financial Statements*

Debt Repayment

During the quarter the Company redeemed €50.8 million ($71.9 million) of its 11.75% senior subordinated notes at a premium of $8.4 million. In conjunction with the repayment, the Company also recorded one-time expenses of approximately $3.3 million related to the write-off of the associated deferred financing costs, initial issue discount and foreign exchange, and a realized foreign exchange loss of $0.7 million.

Revenue

Total revenue for the quarter was $176.0 million compared to revenue of $146.4 million for the same quarter last year. The following factors account for the change:

- Increased revenue of $13.6 million, primarily from higher rates in all the Company's markets and higher flying activity in the international oil and gas markets.
- Increased third-party repair and overhaul revenue of $0.8 million from new customers, new product lines, and higher rates from existing customers.
- A net revenue increase of $15.2 million on the translation of foreign subsidiary results to the Company's reporting currency, the Canadian dollar.

Revenue Summary by Quarter
Continuing Operations
(in millions of Canadian dollars)

Period	Europe	International	Total Helicopter Operations	Repair and Overhaul	Corporate and Other	Total
Q2-F2001	$ 88.2	$36.5	$124.7	$ 7.5	$ —	$132.2
Q3-F2001	84.5	37.9	122.4	9.2	—	131.6
Q4-F2001	89.8	37.3	127.1	9.2	—	136.3
Q1-F2002	101.3	36.9	138.2	8.2	—	146.4
Q2-F2002	107.8	38.9	146.7	13.4	—	160.1
Q3-F2002	95.6	44.9	140.5	11.1	—	151.6
Q4-F2002	102.1	46.7	148.8	10.9	—	159.7
Q1-F2003	118.0	45.8	163.8	10.9	$1.3	176.0

Flying Hours

The Company derives its helicopter operations revenue from two primary types of contracts. Approximately 63% of the Company's flying revenue is derived from hourly charges, and the remaining 37% is generated by fixed monthly charges. Because of the significant fixed component, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenue, they remain a good measure of activity level and fleet utilization.

The following table provides a quarterly summary of the Company's flying hours from continuing operations for the past eight quarters.

Flying Hours – Continuing Helicopter Operations

	Flying Hours			Number of Aircraft	
Period	Europe	International	Total	Europe	Int'l
Q2-F2001	24,305	11,293	35,598	74	86
Q3-F2001	21,611	11,621	33,232	76	85
Q4-F2001	21,465	10,833	32,298	77	87
Q1-F2002	24,452	10,330	34,782	77	90
Q2-F2002	24,773	10,663	35,436	76	85
Q3-F2002	22,486	11,276	33,762	75	88
Q4-F2002	21,650	10,975	32,625	72	88
Q1-F2003	23,257	11,165	34,422	72	87

Year-to-Date Flying Hour Mix

	July 31, 2002			July 31, 2001		
	Heavy	Medium	Light	Heavy	Medium	Light
Europe	74%	26%	—	74%	26%	—
International	27%	63%	10%	26%	60%	14%
Total Company	59%	38%	3%	60%	35%	5%

Aberdeen Airport reports monthly helicopter passenger traffic at the Company's largest base. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2000 to 2003.

Aberdeen Airport – Helicopter Passengers
Year ended April 30,

	2003	2002	2001	2000
Q1	116,102	121,868	103,874	101,073
Q2		123,012	114,376	92,355
Q3		114,606	104,381	85,167
Q4		108,247	101,166	85,190
		467,733	423,797	363,785

Source: Aberdeen Airport Ltd.

The data in this table demonstrates that helicopter activity has declined slightly during this quarter compared to the same period last year. However, activity levels remain significantly above those experienced in 2001 and 2000 and in the second half of fiscal 2002. In addition, it demonstrates the modest level of seasonality in the activity levels from quarter to quarter.

Review of Operations

Earnings before interest, taxes, depreciation and amortization ("EBITDA") were $33.5 million, compared to $27.9 million for the same quarter last year. EBITDA as a percentage of revenue was 19.0% in both this current quarter and the same quarter last year.

The EBITDA percentage improved for the quarter compared to the same quarter last year for the Company's helicopter flying and repair and overhaul segments. This improvement was partially offset by losses in Composites, and an increased expense related to the Company's SARs.

Europe

European Flying Segment


$150
$100
$50
$0
Millions of Dollars CAD
Revenue
EBITDA

	Q1-03	Q1-02
Revenue	$118.0	$101.3
EBITDA	23.6	18.3
EBITDA %	20.0%	18.1%

Revenue from helicopter operations in Europe was $118.0 million for the quarter compared to $101.3 million last year. The $16.7 million (16.5%) increase from the previous year can be attributed to a growth in revenues of $3.1 million from new contracts and increased rates, and a $13.6 million increase from strengthening foreign exchange rates for the Norwegian kroner and pound sterling. Revenue increased despite a slight decrease in flying activity quarter over quarter that was in part due to the oil service workers' strike in Norway that ended subsequent to the quarter end. While the Company's employees were not directly impacted, the strike did reduce activity levels during the quarter. EBITDA growth and higher margins were primarily due to rate increases.

A new five-year Search and Rescue contract for the Irish Coast Guard based in Waterford, Ireland commenced in June 2002. The contract requires the dedicated use of one S61 and one back-up aircraft. Subsequent to the quarter end the Company was awarded a five-year contract, plus options for another five years, with Hydrocarbon Resources Limited and BHP Billiton for the sole use of two medium helicopters based at Blackpool, England. The contract replaces an interim contract that had been in place since December 2001 and is expected to generate $48.0 million in revenue over the five-year term.

International

International Flying Segment


Millions of Dollars CAD
$50
$40
$30
$20
$10
$0
Revenue
EBITDA

	Q1-03	Q1-02
Revenue	$45.8	$36.9
EBITDA	9.8	7.3
EBITDA %	21.4%	19.8%

Revenue in the International operations was $45.8 million for the quarter, an increase of $8.9 million, compared to $36.9 million in the same quarter last year. Of this increase, $9.2 million can be attributed primarily to revenue from the oil and gas industry that was partially offset by a $0.3 million reduction related to foreign exchange. Revenue from the oil and gas industry comprised $31.3 million (69.9%) of the total year to date flying revenue in the segment, in comparison to $24.7 million (68.2%) last year.

Subsequent to the quarter end the Company signed contract renewals and expansions related to the international operations approximating $57.6 million. In the Gulf of Thailand, the Company negotiated an 18-month contract with Chevron Offshore (Thailand) Ltd. for the provision of a second dedicated medium helicopter, to be based at U-Tapao, Thailand. The aircraft is to replace an existing crew boat shuttle service and is valued at $4.3 million per annum. Also in the Gulf of Thailand, the Company signed a one-year contract extension, plus six option months, with PTTEP (the Thai Government Petroleum Authority) for the provision of two dedicated medium helicopters from its base at Songkhla, Thailand. The contract extension is valued at $11.6 million per annum. Additionally, the Company was awarded, in the Persian Gulf, a 30-month contract to support AGIP Offshore from Kish Island with one primary medium helicopter and one back-up medium helicopter. The contract, which is scheduled to commence November 1, 2002, replaces a short-term contract for one aircraft, and is valued at $13.5 million per annum.

Repair and Overhaul


Repair and Overhaul
Millions of Dollars CAD
$50
$40
$30
$20
$10
$0
Total revenue
Third-party revenue
EBITDA

	Q1-03	Q1-02
Total revenue	$40.5	$35.8
Third-party revenue	10.9	8.2
EBITDA	7.9	6.5
EBITDA % *	19.5%	18.2%

* EBITDA% is calculated as a percentage of total revenue (including both internal and third party sales)

Total revenue from the repair and overhaul business during the quarter was $40.5 million, compared to $35.8 million for the same period last year. Third-party revenue growth of $2.7 million is attributable to an increase in special projects for new external customers and a general increase in, and higher rates for, other third-party work with existing customers of $0.8 million, and a $1.9 million increase from strengthening foreign exchange rates for the Norwegian kroner. The EBITDA margin improved on the strength of higher external revenues. Management continues to focus on obtaining growth in higher margin third-party work.

Corporate and Other

The Corporate and Other segment produced an EBITDA loss of $7.8 million compared to an EBITDA loss of $4.2 million in the same quarter last year. The difference of $3.6 million is due to an increased expense of $3.0 million related to the revaluation of the Company's SARs, and a $1.0 million operating loss in Composites, partially offset by reductions in other costs.

Composites generated revenue of $1.3 million during the quarter as it began commercial operations and is expected to generate positive EBTDA late in fiscal 2003.

Financing Charges

Financing Charges
(in thousands of Canadian Dollars)

	Three Months Ended	
	July 31, 2002	July 31, 2001
Interest	**$8,565**	$11,054
Amortization of deferred financing costs	**797**	1,012
Foreign exchange (gain) loss from operating activities and working capital revaluation	**(1,397)**	17
Foreign exchange loss (gain) on debt repayment	**200**	(88)
Foreign exchange gain on revaluation of long-term debt (Note 2 to the *Consolidated Financial* Statements)	**(123)**	(47)
Total	**$8,042**	$11,948

Interest cost during the quarter was $8.6 million compared to $11.1 million last year. The reduction of $2.5 million is the result of lower interest rates and debt levels related to the Company's variable-rate senior credit facilities in addition to a 35% reduction of its 11.75% senior subordinated notes. The average interest rate for the quarter on the Company's variable-rate senior credit facility was 5.6% compared to 8.0% in the same period last year.

Equity in earnings of associated companies

During the quarter earnings from the Company's 45% equity investment in Canadian Helicopters Limited was $1.8 million compared to $1.3 million last year. The increase of $0.5 million was due primarily to increased fire fighting activity quarter over quarter.

Income Taxes

Income tax expense included in net earnings from operations was $5.5 million for the quarter. For the same quarter last year income tax expense included in net earnings from operations was $2.1 million. During the current quarter the Company also had an income tax recovery of $4.5 million related to debt settlement costs for a total income tax provision of $1.0 million. The effective income tax rate on earnings from operations was 24.7% during the quarter compared to 15.9% in the prior year. The higher rate this quarter is the result of increased earnings in jurisdictions with higher tax rates. In addition, the recent debt reduction has reduced interest costs in Canada, the Company's highest tax jurisdiction.

Cash Flows, Liquidity and Capital Resources

Operating Activities

Cash flow from operating activities (after investment in working capital) during the quarter was $25.1 million, a $32.0 million increase over last year. The improvement during the current year was primarily the result of a continued focus on working capital management, reduced interest expense and a decrease in cash taxes paid.

Financing Activities

The Company's debt (net of cash) increased during the quarter from $311.9 million to $333.7 million. The net increase of $21.8 million consists of debt reductions (net of cash) of $4.7 million offset by the impact of exchange rates on the translation of the Company's foreign denominated debt to Canadian dollars of $26.5 million. The foreign exchange impact was related to the Company's pound sterling and Euro denominated debt that have been designated as a hedge of the Company's investment in self-sustaining foreign operations in the U.K. and Norway. As a result, revaluation gains and losses on the debt and the net investment are offset in the shareholders' equity section of the balance sheet in accordance with GAAP. During the quarter the margin on the Company's senior credit facilities was reduced by 50 basis points to 1.5%.

In May 2002, with partial proceeds from its equity offering in April 2002, the Company redeemed, at a premium of 11.75%, €50.8 million ($71.9 million) of its 11.75% senior subordinated notes.

The costs associated with this redemption were as follows:

	Debt Settlement Costs (in millions of Canadian dollars)
11.75% redemption premium	$8.4
Write-off of deferred foreign exchange, initial issue discount and financing costs	3.3
Realized foreign exchange loss	0.7
	12.4
Income tax recovery	(4.5)
Total net debt settlement costs	$7.9

As at July 31, 2002 the Company had unused credit facilities of $70.3 million, and cash of $43.4 million, for a total of $113.7 million.

Change in Net Debt Position During Q1 (in thousands of Canadian dollars)			
Opening Balance	Advances (Repayments)	Foreign Exchange Revaluation	Ending Balance
$311,942	(4,663)	26,486	$333,765

To minimize foreign exchange risk, the Company has denominated its debt in various currencies to match net operating cash flows with debt service obligations. As at July 31, 2002, the Company's net debt was denominated in the following currencies:

Currency	Debt in Original Currency (000's)	Canadian Equivalent (000's)
US Dollar	US 8,026	$ 12,716
Pound sterling	£ 66,459	164,546
Euro	94,250	146,267
Canadian Dollar	CDN 24,194	24,194
Norwegian kroner	NOK 141,500	29,432
Cash (various currencies)		(43,390)
Total Reported Net Debt		$333,765

Investing Activities

Capital expenditures of $9.4 million during the quarter included $5.2 million in aircraft modifications including costs to re-build an aircraft acquired on salvage, $1.6 million for other equipment, and $2.6 million related to a new passenger terminal in Aberdeen. The Company received proceeds of $2.4 million on asset disposals during the quarter and expended $3.2 million related to helicopter major inspections. Also during the quarter, the Company recorded amortization of helicopter component costs of $35.4 million compared to component expenditures of $34.2 million for a net of $1.2 million. All component repair and overhaul expenditures are capitalized and expensed over their period of future benefit as described in Note 1 to the Company's Annual Consolidated Financial Statements.

Reporting Currency

The Company's reporting currency is the Canadian dollar. However, the majority of revenue and operating expenses are denominated in pounds sterling and Norwegian kroner, which are the local currencies of the principal operating subsidiaries in the U.K. and Norway. During the current quarter these currencies were stronger relative to the Canadian dollar than during the same quarter last year, with revenue being favorably impacted by $15.2 million. The impact of foreign exchange on EBITDA for the quarter was favourable by $3.8 million from the strengthening European currencies. The impact of foreign exchange on net earnings was not significant.

Foreign Currency

The Company's overall approach to managing foreign currency exposures includes identifying and quantifying its currency exposures and putting in place the necessary financial instruments to manage the exposures. In managing this risk, the Company may use financial instruments including forwards, swaps, and other derivative instruments. The Company's policy specifically prohibits the use of derivatives for speculative purposes.

Fleet

At July 31, 2002 the Company's fleet consisted of 120 owned and 39 leased aircraft. An additional 149 aircraft are employed in the Company's 45% owned Canadian onshore helicopter operations for a total of 308. The Company employs 72 aircraft in Europe, (primarily in the North Sea) and 87 in its other international markets.

Fleet Summary

	Heavy	Medium	Light	Total	Owned	Leased
Fleet at April 30, 2002	70	76	14	160	121	39
Decrease during the period:						
Sale of S61	(1)			(1)	(1)	
Fleet at July 31, 2002	69	76	14	159	120	39

During the quarter the Company made aircraft operating lease payments of $11.2 million compared to $11.6 million in the same period last year. The decrease is a result of lower payments on existing leases due to lower floating interest rates partially offset by five new aircraft operating leases entered into since the same time last year.

The Company has entered into operating leases with third-party lessors in respect of 39 aircraft included in the Company's fleet at July 31, 2002. These leases have expiry dates ranging from April 30, 2004 to July 31, 2009. At the end of some of the leases the Company has an option to purchase the aircraft at market value or agreed amounts, but has no commitment to do so for any leased aircraft.

The minimum lease payments required under these aircraft operating leases are as follows (based on July 31, 2002 exchange rates):

2003	$ 39.8 million
2004	34.6 million
2005	31.0 million
2006	25.8 million
2007	17.9 million
and thereafter:	16.8 million
Total	$165.9 million

In addition to aircraft leases, the Company has approximately $4.5 million in annual operating lease commitments for land, buildings and non-aircraft equipment.

Based on an April 30, 2002 appraisal by HeliValue$, an independent helicopter valuation company, the fair market value of the Company's owned aircraft fleet was U.S. $407.8 million (CDN $646.1 million), exceeding its recorded net book value by approximately CDN $257 million.

Commodity Prices

Approximately 77% of the Company's revenues from the oil and gas industry are derived from the more stable production sector, which have tended to be unaffected by short-term fluctuations in oil and gas prices. The Company's revenues and activity levels in both the exploration and production sectors were not materially impacted by commodity price fluctuations in recent quarters. Approximately 15% of the Company's flying revenue in the North Sea is derived from exploration activity. During the past several quarters a number of North Sea customers started implementing cost reduction measures affecting exploration spending. During the quarter, there was a slight reduction in activity in the North Sea.

Safety

Safety is a primary focus of all activities performed by the Company. The Company believes it has one of the best safety records in the industry, as evidenced by its low incident rate and insurance premiums. There were no significant safety incidents during the quarter. However, there was an accident in the North Sea involving an S76 aircraft operated by a competitor. Following this incident, the Company performed an inspection of the drive train on its S76 fleet and complied with a manufacturer's Alert Service Bulletin.

Seasonality

The Company's revenues and earnings are primarily derived from oil and gas exploration and production activities and are not subject to significant seasonal variations. There are, however, seasonal variations in earnings from the Company's 45% investment in Canadian Helicopters Limited that operates onshore.

New Accounting Standards

Stock-based compensation plans

Effective May 1, 2002, the Company adopted the new Canadian accounting recommendations with respect to stock-based compensation. The recommendations were adopted retroactively, and resulted in a charge to retained earnings for the quarter of $1.7 million. Effective July 5, 2002, the Company entered into a hedging instrument with a major Canadian financial institution to hedge the Company's SARs to reduce any future volatility in cash flow and earnings due to future increases in the Company's share price above $33.66 per share.

CHC

Foreign currency translation

The Company also adopted effective May 1, 2002 the new Canadian accounting recommendations related to foreign currency translation. These recommendations require that unrealized exchange gains and losses on the translation of long-term debt that has not been designated as a hedge of the Company's net investment in self-sustaining foreign operations be included in earnings immediately. These recommendations were adopted retroactively, with restatement of prior period financial statements, with no material impact on basic and diluted earnings per share for the quarters ended July 31, 2002 and July 31, 2001. The impact on basic and diluted earnings per share for the year ended April 30, 2002 was an increase of $0.04 per share. This new standard eliminates one of the major remaining differences between Canadian and United States GAAP.

As a result, the Company will be restating its net earnings and per share numbers for fiscal 2002 as follows:

	Original	Restated		Original	Restated
	Net earnings from operations (in millions of Canadian Dollars)			Diluted earnings per share from operations	
Q1	$11.1	$11.1	Q1	$0.62	$0.62
Q2	13.2	12.1	Q2	0.73	0.67
Q3	10.1	11.2	Q3	0.56	0.62
Q4	12.2	12.9	Q4	0.67	0.71
	$46.6	$47.3		$2.58	$2.62

Consolidation of Special-Purpose Entities ("SPEs")

The Company has operating leases with a number of different banks and leasing companies. During the quarter, the Financial Accounting Standards Board in the United States and the Accounting Standards Board in Canada both issued draft proposals in connection with the consolidation of SPEs. The Canadian and U.S. proposals will come into effect for the Company's fiscal 2004 year for existing SPEs. It is intended that the application of the Canadian and U.S. proposals will result in the same accounting treatment. While the proposals have not yet been finalized and are subject to change, the Company believes based on a review of the proposals, that none of the entities to which operating lease payments are made are required to be consolidated by the Company.

CHC

CHC Helicopter Corporation
Consolidated Statements of Earnings
(in thousands of Canadian dollars except per share amounts)

	Three Months Ended July 31, 2002 (Unaudited)	(Restated) Three Months Ended July 31, 2001 (Unaudited)
Revenue	**$175,979**	$146,398
Operating expenses	**142,447**	118,459
Earnings before under noted items	**33,532**	27,939
Depreciation and amortization	**(5,131)**	(4,058)
Gain (loss) on disposal of assets	**179**	(79)
Earnings from operations	**28,580**	23,802
Financing charges	**(8,042)**	(11,948)
Equity in earnings of associated companies	**1,785**	1,349
Earnings from operations before under noted items and income taxes	**22,323**	13,203
Debt settlement costs	**12,464**	—
Earnings before income tax provision	**9,859**	13,203
Income tax provision	**(966)**	(2,098)
Net earnings	**$ 8,893**	$ 11,105
Basic earnings per share (Note 5)		
Net earnings from operations	**$0.81**	$0.68
Net earnings	**0.43**	0.68
Diluted earnings per share (Note 5)		
Net earnings from operations	**0.74**	0.62
Net earnings	**0.40**	0.62

See accompanying notes

CHC

CHC Helicopter Corporation
Consolidated Statements of Shareholders' Equity
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended July 31, 2002 (Unaudited)	(Restated) Three Months Ended July 31, 2001 (Unaudited)
Retained earnings, beginning of period as originally stated	**$117,280**	$ 70,704
Retroactive application of change in accounting policy with restatement of prior periods (Note 2)	**180**	(536)
Retroactive application of change in accounting policy without restatement of prior periods (Note 2)	**(1,715)**	—
Retained earnings, beginning of period as restated	**115,745**	70,168
Net earnings	**8,893**	11,105
Retained earnings, end of period	**124,638**	81,273
Capital stock (Note 4)	**236,049**	118,982
Contributed surplus	**3,291**	3,291
Foreign currency translation adjustment	**(1,546)**	(36,929)
Total shareholders' equity	**$362,432**	$166,617

See accompanying notes

CHC Helicopter Corporation
Consolidated Balance Sheets
(in thousands of Canadian dollars)
As at

	July 31, 2002 (Unaudited)	(Restated) April 30, 2002 (Audited)
Assets		
Current assets		
Cash and cash equivalents	**$ 43,390**	$ 112,838
Receivables	**129,010**	146,972
Future tax assets	**10,209**	9,206
Inventory	**190,300**	174,150
Prepaid expenses	**16,195**	15,323
	389,104	458,489
Property and equipment, net	**587,077**	544,169
Long-term investments	**20,459**	18,717
Other assets	**142,325**	133,143
Long-term future tax assets	**9,919**	9,733
	$1,148,884	$1,164,251
Liabilities		
Current liabilities		
Payables and accruals	**$ 126,335**	$ 140,403
Income taxes payable	**8,267**	4,985
Current portion of debt obligations	**36,213**	113,387
	170,815	258,775
Long-term debt	**183,518**	167,202
Senior subordinated notes	**146,267**	133,034
Subordinated debentures	**11,157**	11,157
Other credits	**55,372**	51,398
Future tax liabilities	**219,323**	209,933
Shareholders' equity	**362,432**	332,752
	$1,148,884	$1,164,251

See accompanying notes

CHC

CHC Helicopter Corporation
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

	Three Months Ended July 31, 2002 (Unaudited)	(Restated) Three Months Ended July 31, 2001 (Unaudited)
Operating activities		
Earnings from operations	**$ 28,580**	$ 23,802
Items not involving cash:		
Depreciation and amortization	**5,131**	4,058
(Gain) loss on disposal of assets	**(179)**	79
Other	**1,783**	124
Cash flow from operations before interest and income taxes	**35,315**	28,063
Interest expense, net of amortization of deferred financing costs	**(7,561)**	(11,263)
Net current income taxes paid	**(1,579)**	(2,024)
Cash flow from operations	**26,175**	14,776
Change in non-cash working capital	**(1,075)**	(21,694)
	25,100	(6,918)
Financing activities		
Long-term debt advances	**6,973**	26,103
Long-term debt repayments	**(83,169)**	(10,865)
Debt settlement	**(9,136)**	—
Capital stock issue	**41**	170
	(85,291)	15,408
Investing activities		
Property and equipment		
Additions	**(9,353)**	(6,641)
Helicopter major inspections	**(3,242)**	(4,252)
Helicopter components, net	**1,210**	(2,595)
Proceeds from disposal	**2,358**	6,875
Pre-operating expenses	**(530)**	(1,810)
Other	**(1,627)**	(1,221)
	(11,184)	(9,644)
Effect of exchange rate changes on cash and cash equivalents	**1,927**	(184)
Change in cash and cash equivalents during the period	**(69,448)**	(1,338)
Cash and cash equivalents, beginning of period	**112,838**	23,550
Cash and cash equivalents, end of period	**$ 43,390**	$ 22,212

See accompanying notes

(Tabular amounts in thousands of Canadian dollars

1. Basis of presentation

The consolidated interim financial statements ("Statements") have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") with respect to the preparation of interim financial statements. Not all disclosures required by GAAP for annual financial statements are presented and thus the Statements should be read in conjunction with the annual audited financial statements. Certain amounts on the financial statements for the period ended July 31, 2001 have been reclassified to conform to the presentation in the current period. These interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of April 30, 2002 except as described in Note 2 below.

2. Accounting policy changes

Translation of foreign currencies

Effective May 1, 2002 the Company retroactively adopted with restatement of prior periods the new Canadian accounting recommendations with respect to foreign currency translation which conform substantially to United States Generally Accepted Accounting Principles ("U.S. GAAP"). These recommendations require that unrealized exchange gains and losses on the translation of long term debt that has not been designated as a hedge of the Company's net investment in self-sustaining foreign operations be included in earnings immediately. The adoption of the new recommendations did not have a material impact on the results for the first quarter and same quarter last year.

Stock-based compensation plans

Effective May 1, 2002, the Company retroactively adopted the new Canadian accounting recommendations with respect to stock-based compensation which now conforms substantially to U.S. GAAP. The recommendations require the use of a fair value based approach to accounting for specified stock-based compensation awards including the Company's SARs. The impact of adopting the new recommendations related to SARs granted prior to May 1, 2002 was a charge against retained earnings of $1.7 million, the recording of a long-term future tax asset of $1.0 million and an increase of $2.7 million in payables and accruals.

The recommendations require that compensation expense related to share options be calculated under the fair value method or the intrinsic value method with pro-forma disclosure on net earnings and earnings per share had the fair value method been used. The Company applies the intrinsic value method to account for share options and accordingly has not recognized compensation cost for the share option plan.

3. Segment information

The Company's operations are segregated into four reportable segments. The segments are European flying operations, International flying operations, Repair and overhaul operations, and Corporate and other.

(Tabular amounts in thousands of Canadian dollars

3. *Segment information (cont'd)*

	Three Months Ended	
	July 31, 2002 (Unaudited)	July 31, 2001 (Unaudited)
Revenue – external		
Europe (1)	**$118,028**	$101,296
International (2)	**45,806**	36,869
Repair and overhaul (3)	**10,929**	8,233
Corporate and other (4)	**1,216**	—
	175,979	146,398
Inter-segment revenues		
Europe	**4,267**	3,189
Repair and overhaul	**29,527**	27,563
Corporate and other	**—**	1,139
	33,794	31,891
Earnings before interest, taxes, depreciation and amortization ("EBITDA")		
Europe	**23,606**	18,335
International	**9,777**	7,314
Repair and overhaul	**7,933**	6,531
Corporate and other	**(7,784)**	(4,241)
	33,532	27,939
Earnings from operations		
Europe	**21,003**	15,949
International	**8,833**	6,471
Repair and overhaul	**7,718**	6,334
Corporate and other	**(8,974)**	(4,952)
	$ 28,580	$ 23,802

Notes:

1. Europe – includes the major oil and gas flying divisions based in Aberdeen, Scotland and Stavanger, Norway.
2. International – includes operations in Australia, Africa, Asia, offshore work in Eastern Canada, and other locations around the world.
3. Repair and overhaul – includes helicopter repair and overhaul operations based in Stavanger, Norway and Aberdeen, Scotland.
4. Corporate and other – includes Corporate head office activities and the operating losses of CHC Composites.

(Tabular amounts in thousands of Canadian dollars

4. Capital stock

Authorized:
Unlimited number of each of the following:
- First preferred shares, issuable in series
- Second preferred shares, issuable in series
- Class A subordinate voting shares
- Class B multiple voting shares
- Ordinary shares

	Number of shares	
	July 31, 2002 (Unaudited)	July 31, 2001 (Unaudited)
Issued:		
Class A subordinate voting shares	**17,712**	13,418
Class B multiple voting shares	**2,978**	2,975
Ordinary shares	**11,000**	11,000
Securities convertible into Class A subordinate voting shares:		
Class B multiple voting shares	**2,978**	2,975
Stock options	**2,076**	1,476
Convertible debt	**795**	795

5. Per share information

	Three Months Ended July 31, 2002				
	Net earnings	**Net earnings from operations**	**Weighted average number of shares**	**Net earnings per share**	**Net earnings from operations per share**
Basic	$8,893	$16,809	20,677	$0.43	$0.81
Effect of dilutive securities:					
Stock options	—	—	1,253		
Convertible debt	114	114	795		
Diluted	$9,007	$16,923	22,725	$0.40	$0.74

(Tabular amounts in thousands of Canadian dollars

5. Per share information (cont'd)

	Three Months Ended July 31, 2001			
	Net earnings	Weighted average number of shares	Net earnings per share	Net earnings from operations per share
Basic	$11,105	16,350	$0.68	$0.68
Effect of dilutive securities:				
Stock options	—	1,023		
Convertible debt	127	795		
Shares as security for non-recourse loans	—	36		
Diluted	$11,232	18,204	$0.62	$0.62

Under the treasury stock method, the proceeds from the exercise of options and warrants are assumed to be used to repurchase the Company's stock on the open market. The difference between the number of shares assumed purchased and the number of options and warrants assumed exercised is added to the number of basic shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share. Therefore, the number of shares in the diluted earnings per share calculation will increase as the average stock price increases.

6. Share option plan

The Company has reserved 2,247,165 Class A subordinate voting shares for an employee share option plan, under which share options have been granted to certain officers and employees. With regulatory approval, the Company has increased the maximum number of Class A subordinate voting shares reserved to 3,500,000 subject to shareholder confirmation at the Company's September 26, 2002 Annual General Meeting. The options may be exercised within a period of 10 years from the date of the granting of the options at exercise prices representing the share market value at the date of granting the options. The options granted prior to May 1, 2002 vested at the grant date. Share options issued during the quarter vested one-third at the date of grant and one-third at each of the two subsequent anniversary dates. During the quarter ended July 31, 2002, the Company issued 669,939 options at an exercise price of $26.11 per share. As at July 31, 2002 total outstanding options were 2,075,706 (2001 - 1,476,427). At July 31, 2002 1,629,080 of the share options were exercisable (2001 – 1,476,427). The weighted average exercise price of the total outstanding options at July 31, 2002 was $12.41 compared to $5.84 at July 31, 2001.

(Tabular amounts in thousands of Canadian dollars

6. Share option plan (cont'd)

The Company uses the intrinsic value based method to account for share options. Had the fair value method been used to account for share options issued on or after May 1, 2002, the pro-forma impact on net earnings and earnings per share would have been as follows:

	Three months ended July 31, 2002
Net earnings	
As reported	**$8,893**
Pro-forma	**6,329**
Basic earnings per share	
As reported	**$0.43**
Pro-forma	**0.31**
Diluted earnings per share	
As reported	**$0.40**
Pro-forma	**0.28**

The pro-forma impact is higher than normal this quarter since 669,939 options were granted on May 1, 2002 with one-third of these options vesting immediately.

The Black Scholes option pricing model was used to fair value the options using the following estimates and assumptions:

Contractual term	10 years
Expected life	5 years
Exercise Price	$26.11
Expected dividend yield	0%
Risk-free interest rate	5.0%
Stock volatility	40.0%

(Tabular amounts in thousands of Canadian dollars

7. Reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP")

In certain respects, Canadian GAAP differs from U.S. GAAP. If U.S. GAAP were employed, the consolidated statements of earnings for the periods indicated would be adjusted as follows:

	Three Months Ended	
	July 31, 2002 (Unaudited)	(Restated) July 31, 2001 (Unaudited)
Net earnings according to Canadian GAAP	**$ 8,893**	$11,105
Reclassification of loss on debt settlement, after taxes of $4,548	**7,916**	—
Pre-operating expenses	**(83)**	(1,730)
Gain on sale of assets/depreciation expense	**(10)**	(10)
Decrease in income tax expense (1)	**18**	10,072
Net earnings before extraordinary item and change in accounting policies according to U.S. GAAP	**16,734**	19,437
Extraordinary loss on debt settlement, net of taxes	**(7,916)**	—
Change in accounting policies, net of taxes	**(1,535)**	(40)
Net earnings according to U.S. GAAP	**7,283**	19,397
Other comprehensive earnings		
Foreign currency translation adjustment	**22,460**	596
Minimum pension liability adjustment	**(220)**	(5,468)
Interest rate swap adjustment	**(1,774)**	—
Comprehensive earnings according to U.S. GAAP	**$27,749**	$14,525
Basic earnings per share according to U.S. GAAP		
Earnings before extraordinary item and change in accounting policies	**$0.80**	$1.19
Extraordinary item	**(0.38)**	—
Change in accounting policies	**(0.07)**	—
Net earnings	**$0.35**	$1.19
Diluted earnings per share according to U.S. GAAP		
Earnings before extraordinary item and change in accounting policies	**$0.74**	$1.07
Extraordinary item	**(0.35)**	—
Change in accounting policies	**(0.07)**	—
Net earnings	**$0.32**	$1.07

(1) Under Canadian GAAP for fiscal 2001, the Company recorded an income tax recovery of $9.5 million related to future income tax rate reductions that were substantially enacted during the year. Under U.S. GAAP, the $9.5 million impact was reflected in earnings in the first quarter of 2002 as the income tax rate reductions became fully enacted during that period.

7. Reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP") (cont'd)

The consolidated balance sheet would vary in some respects when restated for U.S. GAAP purposes, the most significant of which are listed below:

- Other assets would be reduced by $12.6 million, primarily from the removal of pre-operating expenses, which are charged to earnings as incurred under U.S. GAAP.
- Future tax liabilities would be decreased by $5.8 million to tax-effect current and prior period cumulative adjustments to the net earnings under U.S. GAAP.
- Other credits would increase by $13.9 million primarily from the recognition of the minimum pension liability adjustments recorded in comprehensive income.
- Accumulated other comprehensive earnings would be recorded at $(11.8) million under U.S. GAAP for foreign currency translation adjustments, derivative instruments and minimum pension liability adjustments.
- Retained earnings would be reduced by $9.7 million to adjust for the current and prior period cumulative effects of conversion to net earnings under U.S. GAAP.